

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

DIVISION OF
CORPORATION FINANCE

Mail Stop 5546

March 20, 2006

<u>**Via Facsimile (011) 8610 6421 6402 and US Mail**</u>

Chen Tonghai
Chairman
China Petroleum & Chemical Corp.
A6, Huixingdong Street
Chaoyang District, Beijing, 100029
The People's Republic of China

> **Re: China Petroleum & Chemical Corp**
> **Form 20-F for the Fiscal Year Ended December 31, 2004**
> **Filed June 29, 2005**
> **File No. 1-15138**

Dear Mr. Chen:

We have reviewed your response letter dated January 9, 2006 and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your statement that you have no existing operations associated with Cuba, Iran or Sudan, and do not currently anticipate acquiring such operations. We note also the following public media reports:

- An April 28, 2004, article titled "Sinopec eyes oil and gas block in Middle East", available at www.thestandard.com.hk, which states that "China Petroleum & Chemical Corp (Sinopec) and its parent, China Petrochemical Corp, plan to aggressively expand overseas this year, including tapping into some Middle East countries, to meet domestic demand … [A company official] said the company will focus on several oil and gas blocks in Iran, Saudi Arabia and Kuwait.";
- A January 13, 2005 New York Times article titled "China Goes Beyond Oil in Forging Ties to Persian Gulf," which states that "the China Petroleum and Chemical Corporation, known as Sinopec, signed an agreement in March with Saudi Aramco . . . Across the gulf in Iran, Sinopec agreed to buy 250 million tons of natural gas over 30 years, to jump-start the country's stalling natural gas industry. In exchange, Iran will export

> 150,000 barrels of crude a day to China after Sinopec has developed the Yadavaran oil field in a package deal worth $70 billion.";
> - A July 29, 2005 reference in <u>China International Business</u> to Wang Tianpu, President of China Petroleum & Chemical Corp. (Sinopec), which states that "Sinopec's presence can also be felt in Iran, Nigeria, Kazakhstan, Azerbaijan, and elsewhere";
> - A December 17, 2005, article titled "Iran, China discuss oil, gas cooperation," available at www.irna.ir/en/news and www.zawya.com, which states that "Managing Director of China Petroleum and Chemical Company 'Sinopec' Chen Tonghai and Iranian Deputy Oil Minister for International Affairs Hadi Nejad-Hosseinian represented their countries" in talks regarding development of the Yadavaran oil field and the export of natural gas to China; and
> - February 2006 articles from MarketWatch, Caijing and others citing statements by Mou Shuling, Director of China Petroleum & Chemical Corp about a multibillion-dollar oil deal with Iran, including a February 18, 2006 Washington Post article that states that "[t]he deal would clear China Petroleum & Chemical Corp. … to develop the Yadavaran oil field in southwestern Iran."

Please advise us of the accuracy of these reports.

With respect Cuba, we note a January 31, 2005, article published by The Canadian Press, titled "Cuba, China sign oil production contract; contract's value not announced," which states that "Cuba signed a production contract with China Petroleum & Chemical Corp., or Sinopec, to work in areas around the island believed to contain oil deposits." Please advise us of the accuracy of this report.

2.   We note the statement in your January 9, 2006 letter that China Petroleum & Chemical Corp., "has no interest or involvement in those transactions." It is not clear from your response which transactions you reference, and whether any transactions or contacts exist between you or your affiliates and Iran, Sudan and Cuba. Please describe for us the nature and extent of your current, historical and anticipated operations in, or other contacts with, Iran, Sudan and Cuba, including the approximate amount of annual revenues and assets, whether through subsidiaries, joint ventures, affiliates or other direct or indirect arrangements. Discuss whether your affiliates' operations, financings, employees and revenues associated with Iran, Sudan and Cuba are specifically segregated from your own operations, assets, employees and revenues.

3.   To the extent you have any direct or indirect operations in Iran, Sudan or Cuba, through affiliates, joint ventures or otherwise, please provide discussion and analysis responsive to the comments set forth in our prior letter.

Please understand that we may have additional comments after reviewing your response to our comments. Please file your response letter on EDGAR.

Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,

Cecilia D. Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance